Exhibit B
Dated                     June 15, 2006
Alfa Telecom Turkey Limited
- and -
OOO “Alfa Telecom”

Management Agreement

Management Agreement
This Agreement is made the 15th day of June, 2006.
Between:
(1) ALFA TELECOM TURKEY LIMITED, a company incorporated in the British Virgin Islands with company number 1000502 whose registered office is at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands (“ATT”); and
(2) OOO “Alfa Telecom”, a company formed under the laws of Russia with its registered office is at Ul. Noviy Arbat, 21, GSP-2, 119019, Moscow, Russia (“Altimo").
Whereas:
Altimo has considerable experience in managing telecom-related investments. ATT therefore wishes to engage the services of Altimo for the purpose of carrying out certain management assignments and functions in relation to, inter alia, (i) the management of ATT’s direct and indirect investments in Turkcell Iletisim Hizmetleri A.S. (“Turkcell”), Turkcell Holding A.S. (“Turkcell Holding”), Cukurova Telecom Holdings Limited (“CTH”), Cukurova Telecom International Limited, and Intercon Danismanlik ve Egitim Hizmetleri A.S. (each a “Company” and collectively the “Companies”) and (ii) activities and funding arrangements in relation to certain entities within the Cukurova group of companies (collectively, the “Investments”), which engagement Altimo has agreed to accept on the terms set out in this Agreement.
IT IS AGREED:
1.	Services

1.1	Altimo will conduct the activities set out in Schedule 1 together with such other services as may be agreed from time to time (the “Services") in accordance with the procedures detailed in Schedule 1 (or such other procedures as may be agreed) and such reasonable directions and instructions as may be given in writing by ATT from time to time.

1.2	The terms of this Agreement shall be deemed to have applied to, and to constitute retrospective authorisation for, any activities of the same or similar type as the Services, which the Altimo has performed for ATT from 1st April 2006 (the “Commencement Date”).

1.3	ATT agrees to procure that, to the extent that any direct or indirect shareholding or investment in any of the Companies and/or right to board representation on the board of any of the Companies is held by ATT, ATT will procure that Altimo may for the duration of the Agreement act as ATT’s proxy, authorised representative or alternate, as the case may be, in respect of such investment or right and that through such appointment Altimo may comply with its obligations to ATT as set out in this Agreement and in particular the obligations set out in Schedule 1.

1.4	ATT further acknowledges the existence of a shareholders’ agreement with respect to CTH and in relation to its investment in CTH and agrees that any directions or instructions given to Altimo hereunder shall not be such as to deliberately procure a breach of that shareholders’ agreement.

2.	Personnel

2.1	In connection with the provision of the Services, from time to time Altimo will propose to ATT the list of persons necessary for the provision of the Services (the “Personnel”), specifying the identity of each person and the amount of their time expected to be dedicated to the Services. ATT shall have the right to approve the list of Personnel, such approval not to be unreasonably withheld or delayed.

2.2	If Altimo should be unable for whatever reason to make available the services of any of the Personnel it shall notify ATT in writing not less than seven days prior to the date in each case on which any of the Personnel shall no longer be available. Altimo may suggest a substitute or substitutes to replace any of the Personnel, which suggestion must be approved by ATT on written notice to Altimo, such approval not to be unreasonably withheld or delayed.

3.	Fees

3.1	In consideration of Altimo performing the Services and subject to Altimo complying with its reporting requirements hereunder ATT, shall pay Altimo an annual fee of US$1 200 000. Altimo’s fee shall accrue from day to day commencing on the Commencement Date, and in the event of termination of this Agreement Altimo shall be entitled to a pro rata proportion of its fee.

3.2	ATT shall pay Altimo the fee set forth in clause 3.1 above no less frequently than quarterly within thirty (30) days after Altimo gives notice to ATT of the fee and requests payment, provided that Altimo has delivered to ATT the quarterly management report (as described in paragraph (e) of Schedule 1) in the form agreed with ATT for the previous calendar quarter.

3.3	If any such fee payments are not made by ATT when due, they shall bear interest from the due date until paid at the annual rate of the LIBOR rate for one year deposits in effect on such due date such, plus 1% per year based upon a 360 day calendar year.

4.	Expenses
ATT shall reimburse Altimo for the retention of legal and other advisers and other persons whom Altimo may retain in connection with the Services, for expenses related to the safekeeping of the shares, documents, company seals and other objects of the Companies in connection with the Services, and other reasonable and necessary expenses incurred in the provision of the Services. Expenses are to be accounted for and reimbursement shall be made monthly in arrears. Notwithstanding the foregoing, Altimo shall not retain any legal or other advisors or consultants in connection with the Services without first receiving the written consent of ATT to the retention of such legal or other advisors or consultants.
5.	Commencement and term

5.1	This Agreement shall be deemed to have commenced on the Commencement Date and shall continue thereafter unless and until terminated by either party at any time on the expiry of 3 months’ written notice given by one party to the other.

5.2	Termination of this Agreement shall not affect the rights or obligations of any party which have already accrued and which continue after termination.

6.	Confidentiality

6.1	Both during the term of this Agreement and after its termination Altimo shall treat as confidential (and shall procure that the Personnel treat as confidential) and shall not (and shall procure that the Personnel do not) (other than in the proper provision of the Services) use or disclose to any person, firm or company, any confidential information belonging to ATT nor permit its use or disclosure. The term “Confidential Information” shall include all information relating to ATT and/or ATT’s direct and indirect investments in the Companies provided to Altimo by ATT or otherwise acquired by Altimo in the course of providing the Services; provided, however, that Confidential Information shall not include (i) information which is or hereafter becomes generally available to the public other than as a result of a disclosure by Altimo in breach of this Agreement, or (ii) information obtained by Altimo on a non-confidential basis from a source other than ATT.

6.2	The obligations of confidentiality under clause 6.1 shall not apply to the disclosure of Confidential Information (i) to professional advisors of Altimo as required for Altimo to perform the Services and (ii) to the extent required by law, regulation, supervisory authority, or applicable judicial or governmental order.

7.	Indemnity
Altimo agrees to indemnify and keep indemnified ATT against any actions, claims, costs, liabilities and losses which ATT may suffer or incur as a consequence of or which relate to or arise directly from any negligent performance by Altimo of the terms of this Agreement.
8.	Other activities
Whilst ATT accepts that Altimo may provide services to third parties during the currency of this Agreement, Altimo agrees that it shall avoid putting itself in a position where it’s other assignments conflict with the provision of the Services and its obligations to ATT under this Agreement.
9.	Assignment

9.1	Altimo may not assign, transfer or sub-contract in whole or in part any of its rights or obligations under this Agreement without the prior written consent of ATT. ATT shall be entitled to assign the benefit of the Services to any Associated Company of ATT from time to time.

9.2	For the purposes of this Agreement “Associated Company” shall mean:
(a)	a holding company of ATT ; or

(b)	any subsidiary of any such holding company; or

(c)	a company over which ATT has control within the meaning of section 840 Income and Corporation Taxes Act 1988.
10.	No partnership or agency
     Nothing in this Agreement shall constitute a partnership between ATT and Altimo. Neither Altimo nor the Personnel shall be agents or employees of ATT and neither it nor they shall have the authority or power to bind ATT or to contract in the name of or create liability against ATT in any way and for any purpose save as expressly authorised in writing by ATT from time to time.
11.	Taxes
     Altimo shall be solely responsible for all tax liabilities and national insurance contributions in connection with fees payable to it or to the Personnel for the provision of the Services. If for any reason ATT becomes liable to pay any such tax or national insurance contributions, ATT shall be entitled to deduct from any amounts payable to Altimo pursuant to this Agreement all amounts so required to be paid by ATT or to require Altimo forthwith to pay to or reimburse ATT an amount equal thereto.

12.	Contracts (rights of third parties) act 1999

12.1	The parties agree and acknowledge that:
(a)	nothing in this Agreement is intended to benefit any person who is not a party to it (a “Non-Party”) and accordingly no Non-Party has any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement; and

(b)	no consent of any Non-Party shall be required for any rescission of or amendment to this Agreement.
12.2	The provisions of clause 12.1 do not affect any right or remedy of a third party which exists or is available otherwise than by operation of the Contracts (Rights of Third Parties) Act 1999.

13.	Counterparts
This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.
14.	Notices
Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made if it is delivered by hand or sent by recorded delivery, post or facsimile copy to the other party at the address stated in this Agreement or such other address as may be notified for this purpose from time to time.
15.	Applicable law
This Agreement shall be governed by, construed and take effect in accordance with English law. The courts of England shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Agreement.
As Witness the hands of the duly authorised representatives of the parties the day and year stated above.

Schedule 1
The Services
1.	Altimo shall perform any tasks which ATT assigns to it falling within but not limited to the following general subjects:
(a)	Taking such steps as directed by ATT, as ATT’s authorised proxy, to exercise all voting and contractual rights in respect of the Companies that arise through ATT’s direct and indirect investment in the Companies in the event of:
(i)	any bid, counteractions or proposals to acquire shares in Turkcell or Turkcell Holding by any third party; or

(ii)	any potential opportunities for either ATT or its affiliates to participate in any business opportunities with any third party, and in each case, to the extent legally permissible, to act as directed by ATT when acting as ATT’s authorised representative on the board of any of the Companies;
(b)	To the extent legally permissible acting as directed by ATT at all shareholder meetings, board meetings, meetings of committees of the board and/or any other management bodies of the Companies. In order to facilitate this ATT shall appoint Altimo as its (or shall procure that the relevant subsidiary in its group of companies so appoints Altimo as its) proxy, alternate or authorised representative (as appropriate) to represent ATT’s direct or indirect interests in relation to each of the Companies (or any of the Companies jointly) for the duration of this Agreement;

(c)	Save in relation to any areas or rights that ATT expressly states that it wishes to reserve for itself, taking management decisions at the management/board level of the Companies to the extent that ATT has the power to do the same (whether directly or indirectly), including but not limited to any matters relating to:
(i)	the modification of any rights attached to any shares in any of the Companies or the creation or issue of any shares or securities or the grant or agreement to grant any warrant or option or rights to subscribe over any shares or securities or uncalled capital of the Companies;

(ii)	the capitalisation or repayment of any amount standing to the credit of any reserve of any of the Companies or the redemption or purchase of any shares or securities of any of the Companies or any other reorganisation, reduction or variation of the shares or securities of any of the Companies or any consolidation or amalgamation of any Company with any other company;

(iii)	the acquisition or sale by any of the Companies of any material assets, investments, businesses (including the participation in any joint venture or collaboration arrangements) or property;

(iv)	any issues relating to any financing arrangements between ATT (or its parent company or any of its parent company’s subsidiaries) and any of the Companies (including work out/enforcement of security arrangements if any such financing arrangements fall into default), any material borrowing arrangements and/or the creation or enforcement of any security;

(v)	the making of any material capital commitments by any of the Companies; and/or

(vi)	the payment or declaration of any dividend or other distribution on account of shares in any of the Companies’ capital.
(d)	Analysis and to the extent legally permissible the exercise of control over the activities of Turkcell and its subsidiaries, and the other Companies in the following areas:
(i)	Financial — Budgeting, analysis of historic results and perspective planning for 3 — 5 years;

(ii)	Corporate — Procedures of corporate governance and the protection of ATT’s and its affiliates’ shareholders’ and creditors’ rights;

(iii)	Strategic — Determination of priority directions relating to the development of Turkcell, including issues such as strategy, geographical expansion and M&A activity;

(iv)	Operational — Analysis of operational performance to include but not be limited to business results and market position;

(v)	Managerial — Analysis and evaluation of activities of the management of the companies, construction and development of the remuneration and motivation system and selection of top-level management;

(vi)	Other — Provide other services as needed;

(e)	Reporting : reporting to the Board of ATT in relation to the issues raised in (d) above, and such further information as ATT reasonably requires as to any and all matters relating to the business or financial condition of any of the Companies, on a quarterly basis in a form prescribed by ATT (acting reasonably);

(f)	Assisting Turkcell to improve and increase the efficiency of activities of Turkcell and its subsidiaries including optimisation of any capital outlay and the decrease of overhead expenses;

(g)	Realising any synergetic potential of cooperation between Turkcell other mobile telecommunications operators;

(h)	Establishment of Turkish Office: In order to achieve a constant presence in Turkey and maximise continuous control over Turkcell and the Companies Altimo must establish an appropriate representative office in Istanbul by June 2006 where one permanent representative (whose identity shall be approved by ATT) will work during the first 6- 8 months and staff with at least two persons working there thereafter (the identity of such persons to be approved by ATT from time to time);

(i)	taking such steps as ATT’s agent as are reasonably necessary and legally permissible to secure performance by third parties of their undertakings under loan agreements between ATT and such third parties (together referred to as the “Loans”) including managing the debtor/creditor relationship in respect of the Loans as well as taking all necessary actions in the case of default by such third parties under the Loans including, but not limited to, the sale of any pledged property and loan workout.
2.	The scope of the tasks referred to above and the relevant time scales for their performance shall be defined in writing by ATT at the beginning of each quarter.

3.	Altimo shall carry out the Services hereunder at the representative office in Istanbul or at any other place as may be specified by ATT from time to time.

Signed by Pavel Nazarian	)

/s/ Pavel Nazarian

for and on behalf of	)
Alfa Telecom Turkey Limited	)
in the presence of Nadia Vaisse,	)
Assistant	)
/s/ Nadia Vaisse

Signed by Anna Severinova	)

/s/ Anna Severinova

for and on behalf of	)
OOO “Alfa Telecom”	)
in the presence of Director	)
General	)

Addendum No. 1 to the Management Agreement from 15.06.2006
19 June 2006
Alfa Telecom Turkey Limited, company incorporated in the British Virgin Islands with its registered office at Geneva place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands, (“ATT”), and
LLC “ALTIMO”, company incorporated in the Russian Federation with its registered office at Noviy Arbat st., 21, GSP-2, Moscow, Russia, 119019, (“ALTIMO”)
have concluded the present Addendum No. 1 to the Management Agreement from 15.06.2006 (“Agreement”) on the following:
1.	As LLC “Alfa Telecom” has changed its name, the Parties agreed to re-state the paragraph (2) of the Agreement as follows:

“(2) LLC “ALTIMO”, company incorporated in the Russian Federation with its registered office at. Noviy Arbat st., 21, GSP-2, Moscow, Russia, 119019, (“ALTIMO”).”

2.	The Parties agreed to re-state the clause 3.2. of the Agreement as follows:

“3.2. ATT shall pay ALTIMO the fee as set forth in clause 3.1 above once a quarter within thirty (30) days after ALTIMO gives notices to ATT of the fee and requests payment, provided ALTIMO has delivered to ATT the quarterly management report (as described in paragraph (e) of Schedule 1) in the form agreed with ATT for the previous calendar quarter. The Parties shall also sign the Acceptance act once a quarter.”

3.	The Parties agreed to add the Agreement with the following clause 16 “Term of the Agreement”:

“16. Term of the Agreement This Agreement shall become effective from the moment of its signing by both Parties and shall remain valid within 5 (five) years.”

4.	This Addendum shall come into force once it has been signed by both Parties, shall be an integral part of the Agreement and shall terminate simultaneously with the termination of the Agreement.

5.	This Addendum has been made out in two originals having equal legal effect: one to be kept by each Party.

For ATT	For ALTIMO
Director	General Director

/s/ Pavel Nazarian	/s/ Anna Severinova

Pavel Nazarian	Anna Severinova